EXHIBIT 99.1

Re: Update on Eurocom’s Creditors Arrangement

Ramat Gan, Israel – April 11, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

Further to the report published by the Company regarding the request of the Company's controlling shareholder, Eurocom Communications Ltd. ("Eurocom") (as well as other private companies of the Eurocom Group), to approve a creditors arrangement in accordance with the provisions of Section 350 of the Companies Law, 5759-1999 (the “Arrangement”), and related updates, the Company reports that:

1. Eurocom informed the Company that on April 11, 2018, another hearing was held in Court regarding the Arrangement proposal.

2. In its decision, the Court advised the parties to continue to strive to reach an agreement by April 22, 2018, which is the date of the scheduled hearing regarding the pending Eurocom’s liquidation motion. If the parties fail to come to an agreed Arrangement, the Court will decide on the merits.

The Arrangement has not yet been approved and there is no certainty at this stage that the Arrangement will be approved and completed. It is not clear at this stage whether and how the Arrangement, if completed, will affect the Company. The Company will report on further significant developments in the process.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.